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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of February, 2003

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                            Principe de Vergara, 187
                               28002 Madrid, Spain
                     (Address of principal executive office)

                  Indicate by check mark whether the registrant
                     files or will file annual reports under
                        cover of Form 20-F or Form 40-F:
                    Form 20-F  X        Form 40-F
                            -----                -----

                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                        permitted by Regulation S-T Rule
                                   101(b)(1):

                     Yes                 No  X
                         ----              -----

                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                        permitted by Regulation S-T Rule
                                   101(b)(7):

                     Yes                 No  X
                        ----                ----

                        Indicate by check mark whether by
             furnishing the information contained in this Form, the
          Registrant is also thereby furnishing the information to the
                                   Commission
      pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                    Yes                  No    X
                        ----                 ----

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     ENDESA, S.A.

Dated: February 12, 2003           By: /s/ Jacinto Parinete
                                      ------------------------------------------
                                   Name:    Jacinto Pariente
                                   Title:   Manager of North America
                                   Investor Relations


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ENDESA Will Supply Electricity to the Principalty of Andorra until
2008

    NEW YORK--(BUSINESS WIRE)--Feb. 12, 2003--ENDESA (NYSE:ELE) has signed an agreement with the Andorran utility Forces Electriques d'Andorra (FEDA) to supply energy to the country until December 2008.
    The agreement runs from 1 January 2003 and will entail annual sales of 1,600 GWh for the next six years.
    ENDESA will supply 50% of Andorra's electricity needs, which represent 60% of its imports. This agreement allows the extension of the previous one of December 1998 when ENDESA was awarded the supply in an international bid against other Spanish suppliers and Electricite de France.
    Electricity demand for Andorra in 2003 is estimated in 500 GWh, of which around 290 GWh will be supplied by ENDESA, 90 GWh by the country's only hydro plant and the remaining 120 GWh by EDF.
    This long-term contract reinforces the co-operation between ENDESA and Andorra, currently centred in the reinforcement of the country's electricity supply through the construction of a transmission line and a substation, as well as co-operation in environmental and comprehensive energy services.

    For additional information please contact Jacinto Pariente, North America Investor Relations Office, telephone # 212 750 7200 http://www.endesa.es

    CONTACT: ENDESA
             Jacinto Pariente, 212/750-7200

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